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                          November 21, 2022

       Vincent J. Angotti
       Chief Executive Officer
       AcelRx Pharmaceuticals Inc.
       25821 Industrial Boulevard, Suite 400
       Hayward, CA 94545

                                                        Re: AcelRx
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 15,
2022
                                                            File No. 333-268396

       Dear Vincent J. Angotti:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences